Exhibit to Accompany
Item 77 1
Form NSAR

CHESWOLD LANE FUNDS


For the year ended December 31, 2010, reclassifications were recorded to distributions in excess of net investment income was increased by $25,476 and accumulated net realized loss on investments and foreign currency transactions was decreased by $25,476. These reclassifications have no effect on the net assets of the Fund.


This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis.